FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2007

MADISON MINERALS INC. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1.	Madison Minerals Inc. – Interim Consolidated Financial Statements, nine months ended July 31, 2007.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: October 29, 2007	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

October 29, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:    Madison Minerals Inc. - (File #0-29250)
           Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per: Chet Idziszek
         President

Enclosures

cc:  Standard & Poor's Corporation (w. 3 copies)
       OTCBB Filings, Attention: Pam Morris
       Miller Thomson, Attention: Rupert Legge

MADISON MINERALS INC.

Interim Consolidated Financial Statements

Nine Months Ended July 31, 2007

(Unaudited – prepared by management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 issued by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended July 31, 2007.

Madison Minerals Inc.
(An exploration stage company)

Consolidated Balance Sheets
As at

	July 31,	October 31,
	2007	2006
	(unaudited)	(audited)
ASSETS

Current
Cash and cash equivalents	$5,163,700	$6,953,033
Marketable securities	28,900	28,900
Receivables	25,628	36,846
Prepaid expenses and deposits	3,857	3,857
	5,222,085	7,022,636

Resource properties (Note 4)	3,875,660	2,899,289
Equipment	20,199	24,715
	$9,117,944	$9,946,640

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$67,513	$502,963

Shareholders’ Equity
Capital Stock (Note 5)
Authorized
An unlimited number of common shares

Issued
35,437,076 (October 31, 2006 – 35,371,076)
common shares	68,001,686	67,968,686
Contributed surplus	3,427,682	3,427,682
Deficit	(62,378,937)	(61,952,691)
	9,050,431	9,443,677
	$9,117,944	$9,946,640

Nature and continuance of operations (note 1)

Madison Minerals Inc.
(An exploration stage company)

Consolidated Statements of Operations and Deficit (unaudited)
For the periods

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006

EXPENSES
Amortization	$1,506	$1,954	$4,516	$5,531
Accounting and audit	-	3,480	24,536	3,480
Consulting	-	-	-	24,000
Exploration costs expensed	1,457	788	3,047	22,149
Filing fees	1,470	988	24,267	19,773
Insurance	-	-	11,408	8,932
Legal fees	26,633	6,581	48,352	38,414
Office and rent	49,421	44,798	146,521	151,355
Office cost reimbursement	(23,597)	(23,068)	(70,397)	(78,376)
Public relations	56,920	25,136	115,971	69,850
Shareholder information	-	-	2,572	1,868
Transfer agent’s fees	1,529	1,433	11,777	9,166
Travel	(1,289)	10,892	14,923	12,686
Wages	84,820	74,905	264,011	215,378
	(198,869)	(147,887)	(601,504)	(504,186)

OTHER INCOME
Interest earned	56,654	9,140	182,395	20,727
Foreign exchange gain (loss)	(11,992)	(1,348)	(7,137)	7,627
Cost recovery	-	50,000	-	50,000
	44,662	57,792	175,258	78,354

Loss for the period	(154,207)	(90,095)	(426,246)	(425,832)

Deficit - Beginning of period	(62,224,730)	(60,252,490)	(61,952,691)	(59,916,753)

Deficit - End of period	$(62,378,937)	$(60,342,585)	$(62,378,937)	$(60,342,585)

Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.02)

Weighted average number of
common shares outstanding	35,437,076	27,051,216	35,411,794	26,384,688

Madison Minerals Inc.
(An exploration stage company)

Consolidated Statements of Cash Flows (unaudited)
For the periods

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	July 31, 2007	July 31, 2006	July 31, 2007	July 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(154,207)	$(90,095)	$(426,246)	$(425,832)
Items not involving cash:
Amortization	1,506	1,954	4,516	5,531
Change in non-cash working capital items relating
to operating activities:
Receivables decrease (increase)	2,461	9,114	11,218	3,462
Net increase (decrease) in
accounts payable and
accrued liabilities	(37,528)	(61,812)	(143,270)	(40,009)
	(187,768)	(140,839)	(553,782)	(456,848)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of
capital stock	-	-	33,000	1,277,960
Deferred financing costs refunded	-	-	-	6,000
	-	-	33,000	1,283,960

CASH FLOWS FROM INVESTING ACTIVITIES
Recovery of resource property
costs	-	200,000	-	500,000
Expenditures on resource
properties	(565,014)	(107,521)	(1,268,551)	(438,169)
Purchase of equipment	-	(2,176)	-	(2,176)
	(565,014)	90,303	(1,268,551)	59,655

Change in cash and cash equivalents
	(752,782)	(50,536)	(1,036,551)	886,767

Cash and cash equivalents - Beginning
of period	5,916,482	977,890	6,953,033	40,587

Cash and cash equivalents - End
of period	$5,163,700	$927,354	$5,163,700	$927,354

Supplemental disclosure with respect to cash flows (note 10)

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
For the nine months ended July 31, 2007
(Unaudited – prepared by management)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At July 31, 2007, the Company had working capital of $5,154,572(October 31, 2006 – $6,519,673) which management believes will be sufficient to meet the Company’s general and administrative expenses and expenditures on exploration of its resource properties for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These interim unaudited consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2006.

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
For the nine months ended July 31, 2007
(Unaudited – prepared by management)

4.	RESOURCE PROPERTIES AND DEFERRED COSTS

	Lewis	Belencillo
	Property,	Property
	Nevada	Panama	Totals
Balance, October 31, 2006	$2,856,967	$42,322	$2,899,289
Assays	240,673	-	240,673
Camp costs	10,067	-	10,067
Contractors and geologic
staff	181,790	-	181,790
Drilling	442,678	-	442,678
Insurance	11,479	-	11,479
Land and Legal	57,407	-	57,407
Option Fees	23,875	-	23,875
Travel and accommodation	8,402	-	4,095
	976,371	-	976,371
Balance, July 31, 2007	$3,833,338	$42,322	$3,875,660

Mount Kare Project

The Company and another company which is earning an interest in the Mount Kare gold project in Papua New Guinea amended their agreement in respect of the earn-in, such that the acquiring company has been granted a vested 60 per cent interest in the Company’s 90 per cent interest in the project in consideration of the issue of 3,521,648 shares by the acquiring company. This agreement is subject to approvals by regulatory agencies and government authorities. The acquiring company’s 60 per cent interest in the Company’s interest may be increased to 75 per cent by completing a bankable feasibility study within four years and, at the acquiring company’s option, to 100 per cent in certain circumstances. The Company and the acquiring company have one director in common. The Company has previously written down or recovered all of its costs in the Mount Kare gold project. Accordingly, on the completion of this transaction the Company will record as revenue from property dispositions the fair value of the shares received.

5.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of shares
		Amount	Contributed Surplus
Balance as at October 31, 2006	35,371,076	$67,968,686	$3,427,682
Exercise of warrants	66,000	33,000	-
Balance as at July 31, 2007	35,437,076	$68,001,686	$3,427,682

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
For the nine months ended July 31, 2007
(Unaudited – prepared by management)

6.	STOCK OPTIONS

As at July 31, 2007, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date
100,400	$ 0.75	May 21, 2007
359,684	1.00	December 30, 2007
50,000	0.42	May 1, 2008
20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,837,616	1.10	October 20, 2011
200,000	0.77	April 27, 2012
3,282,700	0.96	[weighted average]

7.	SHARE PURCHASE WARRANTS

As at July 31, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,262,500	0.50	December 7, 2007
61,040	0.50	December 7, 2007
3,149,998	1.20	October 11, 2008
175,700	1.20	October 11, 2008
4,649,238	1.00	[weighted average]

The expiry dates in respect of each series of warrants may be accelerated under certain circumstances.

8.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and a company related by way of directors in common during the nine months ended July 31, 2007 and 2006:

	2007	2006
	$	$

Legal fees	24,575	50,325
Wages and benefits	149,767	102,000

Legal fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

b)	As at July 31, 2007, accounts payable and accrued liabilities include nil (October 31, 2006 - $7,797) due to directors of the Company and companies related by way of common directors.

c)

During the nine months ended July 31, 2007, the Company recorded reimbursements of $70,397 (2006 - $78,376) for rental of office space from companies related by way of common directors, under rental agreements between the related companies.

d)	A director exercised 52,000 of the warrants exercised as scheduled in Note 5.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
For the nine months ended July 31, 2007
(Unaudited – prepared by management)

9.	SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States and in Panama (Note 4).

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006

Non-cash operating activities
Accounts (paid) incurred for resource property	$(292,180)	$(237,031)
expenditures
Receivable – recovery of resource property expenditures	-	(179,785)
Accrued wage expense settled with capital stock	-	(63,231)
Accrued deferred financing costs	-	(5,885)
	$(292,180)	$(485,932)

Non-cash financing activities
Share purchase warrants issued to broker	$-	$72,161
Share issue costs incurred with share purchase
warrants	-	(72,161)
Capital stock issued for accrued wage expense	-	63,231
Accrued deferred financing costs	-	5,885
	$-	$69,116

Non-cash investing activities
Resource property expenditures incurred through
accounts payable	$292,180	$237,031
Resource property expenditures recovery in receivables	-	179,785
	$292,180	$416,816

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2007

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s exploration strategy currently emphasizes gold projects in North and Central America.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Before and during the nine month period ended July 31, 2007, Madison has been primarily engaged in the continued exploration of its Lewis Gold Project in Nevada.

This MD&A is dated September 25, 2007 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the interim unaudited consolidated financial statements for the nine month period ended July 31, 2007 and related notes attached thereto. The reader should also refer to the annual audited financial statements for the years ended October 31, 2006 and 2005, and the Management Discussion and Analysis for those years.

Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Lewis Gold Project, Nevada

During the nine months ended July 31, 2007 we reported on the results of a 49 hole drill program carried out in 2006 totalling 31,690 feet (9,670 metres) of both in-fill and step-out reverse circulation (RC) drilling. The first 16 holes are reported in our news release of November 15, 2006 and the remaining 33 holes in our release of February 8, 2007, both of which are accessible on our website www.madisonminerals.com and on SEDAR at www.sedar.com . These drill results confirmed a third style of gold mineralization – steeply oriented mineralized splays or cross structures which intersect the north-south trending Virgin Structural Zone. The drilling results compare favourably with previous results that had partially outlined two other distinct mineralization styles: steeply oriented, higher grade mineralization and sub-horizontal, lower-grade mineralization, all hosted by favourable stratigraphy. Madison’s drilling evaluation of the various styles of mineralization within the Virgin Structural Zone covers an area 600 feet by 1,600 feet. Seven widely spaced RC drill holes also tested the Buena Vista Structural Zone along a 1,700 foot strike extent. This zone is a subparallel target located 1,500 feet to the west of the Virgin zone.

On June 28, 2007 we reported signing a drill contract as part of a US $2.5 million program, and on July 26 we reported the commencement of 10,000 meters of core drilling as part of that program. The program will include a detailed induced polarization (IP) geophysical survey designed to assist in defining mineralized strike extensions to both the Buena Vista and Virgin Structural Zones, and in outlining sulphide bearing cross structures such as identified in the Virgin zone by drill hole MAD-81. The drilling component is planned to include 25,000 feet of RC drilling and 10,000 feet of core drilling (7,600 metres RC and 3,050 metres core). Assay results of the first portion of this program are pending as of the date of this report.

Mount Kare Gold Project, Papua New Guinea

This project is under option to Buffalo Gold Ltd. (“Buffalo”) and requires no further investment by Madison. Buffalo is conducting an aggressive and ongoing exploration program, including substantial budgets for drilling, on this major project which is contiguous with Barrick Gold’s Porgera Gold Mine. During and subsequent to the fiscal period reported on, we have described progress at Mount Kare in news releases dated November 27, 2006 and

Madison Minerals Inc.
Nine months ended July 31, 2007
Management Discussion and Analysis
Page 2 of 5

January 18, March 13, May 1 and 18, and June 21, 2007. These releases may be found on our website or on SEDAR as cited above.

Buffalo has announced a program and budget for 2007 at Mount Kare totalling $11.4 million, including up to 12,000 metres of drilling in 60 planned drill holes.

On May 18, 2007 Madison and Buffalo announced the vesting to Buffalo of 60 per cent of Madison’s 90 per cent interest in this project, in consideration of $500,000 (paid by the issue of 521,648 shares of Buffalo) plus the issue to Madison of 3 million Buffalo shares. This agreement is subject to acceptance by regulatory and governmental authorities, and the Buffalo shares issued to Madison are held in escrow until all closing conditions are met. When completed, anticipated to occur during the current fourth fiscal quarter, this transaction will add a substantial position in Buffalo shares to our investment holdings. Buffalo has the right to increase its interest in Madison’s interest to 75 per cent, and ultimately, at its option, to 100 per cent for additional consideration.

Belencillo Gold Project, Panama

As described in our year-end financial statements, we hold a 31.12 per cent interest in this concession, with the remainder held by Petaquilla Minerals Ltd. That company and ourselves have re-evaluated the potential in this project and continue to work towards the definition of the next work program.

Results of Operations

Madison’s management believes that the financial measures of a resource exploration company are best focused on the statement of cash flows. This statement demonstrates our ability to raise the necessary funding to pursue our exploration targets and to administer the company while doing so. For the three fiscal quarters to July 31, 2007 we drew down cash resources by $1.789 million, of which $1.268 million was expended on the Lewis Gold Project and $554,000 on operations. In the comparable 2006 period, cash resources increased by $887,000, principally attributable to a $1.3 million financing carried out, significantly lesser expenditures at the Lewis project, and a $500,000 recovery of costs for the Mt. Kare project which is now optioned to Buffalo Gold Ltd.

Because of the significant financings completed in the third and fourth fiscal quarters of 2006, Madison remains very well funded, with net cash and cash equivalent resources of $5.163 million, minimal liabilities and no long term debt.

Administrative costs for 2007 were broadly similar to 2006. Increases occurred in salaries, audit provisions, public relations and legal costs. Reductions took place in consulting costs and exploration costs expensed. A very significant increase in interest income, reflecting the return on financing proceeds invested, gave rise to an overall virtually identical operating result for 2007 versus 2006. We expect this general level of costs and interest income to continue during fiscal 2007.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	July 31,	April 30,	January	October 31,	July 31,	April 30,	January 31,	October 31,
	2007	2007	31, 2007	2006	2006	2006	2006	2005
Total assets	$9,117,944	$9,265,565	$9,421,133	$9,946,640	$3,321,351	$3,466,453	$3,651,119	$2,752,148
Resource
properties	3,875,660	3,266,531	3,184,490	2,899,289	2,145,583	2,411,042	2,481,873	2,624,230
Working
capital
(deficiency)	5,154,572	5,916,401	6,135,601	6,519,673	1,140,290	965,148	1,049,685	(268,956)
Shareholders’
equity	9,050,431	9,204,637	9,343,301	9,443,677	3,312,571	3,402,666	3,559,793	2,397,212
Revenues	nil	nil	nil	Nil	nil	nil	nil	Nil
Net loss	(154,207)	(164,664)	(107,376)	(1,610,106)	(90,095)	(149,627)	(186,110)	(44,928,268)
Earnings
(loss) per
share*	(0.00)	(0.01)	(0.00)	(0.06)	(0.00)	(0.01)	(0.01)	(2.06)

Madison Minerals Inc.
Nine months ended July 31, 2007
Management Discussion and Analysis
Page 3 of 5

Discussion

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense, and in many cases arise from the timing of larger billings. Management of Madison does not believe that meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements.

Significant changes in the Company’s key financial data from 2005 to 2007 can be attributed to its equity financings and to exploration expenditures on the Lewis Property in Nevada.

Liquidity

Madison does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. The Company’s exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until we develop cash flow from our operations. There can be no assurance, however, that Madison will be able to obtain required financing in the future on acceptable terms, or at all. If such funds are not available or cannot be obtained or are insufficient to cover our costs, Madison will be forced to curtail its exploration activities to a level for which funding is available or can be obtained. In the near term, Madison plans to continue its exploration activities on its currently held properties.

Based on its existing working capital, Madison has sufficient funds to meet our general and administrative expenses and our share of the cost of the next phases of exploration on the Lewis Property and on the Belencillo Property for the coming year.

Capital Resources

At July 31, 2007 and to the date of this report, Madison has an abundant cash and working capital position. We have announced a 2007 program for the Lewis project, with an estimated budget of US $2.5 million. Our working capital position is more than adequate to fund this, and our ongoing general and administrative costs for the balance of the fiscal year currently in progress.

Related Party Transactions

During the nine months ended July 31, 2007, Madison incurred professional fees of $24,575 with a company controlled by a director and officer of the Company for legal services. We also paid or accrued wages and benefits of $110,454 and $39,313 to the Chief Executive Officer and a director, respectively, and were reimbursed for office and rent costs of $70,397 by companies related by way of common directors.

As at July 31, 2007, there were no accounts payable to any related party.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Transaction in Process

On May 18, 2007 we announced with Buffalo Gold Ltd. that Buffalo’s right to earn a majority interest in our 90 per cent interest in the Mount Kare Gold Project in Papua New Guinea would vest at 60 per cent. Buffalo has further rights to increase its interest to 75 per cent and, ultimately at Buffalo’s option, to 100 per cent of our interest. In consideration of vesting 60 per cent of our interest, Buffalo has issued, into escrow, a total of 3,521,648 shares. This transaction is subject to the completion of acceptance by regulatory and governmental authorities. We expect this process to be completed, and the Buffalo shares delivered out of escrow and into our hands, during our final fiscal quarter and before our year end of October 31. On September 25, 2007 the closing market price of Buffalo shares was $0.83 per share.

Madison Minerals Inc.
Nine months ended July 31, 2007
Management Discussion and Analysis
Page 4 of 5

Changes in Accounting Policies

There were no changes to our accounting policies during the nine month period ended July 31, 2007.

Financial Instruments

Madison’s financial instruments consist of cash, receivables, marketable securities, deposits and accounts payable. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted. As at July 31, 2007, no material amount of our accounts payable and accrued liabilities were denominated in foreign currencies. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Statutory Disclosure

Information available on SEDAR

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 35,437,076 were outstanding at July 31, 2007 and as of the date hereof.

As at the date hereof, Madison has warrants outstanding entitling the purchase of 1,323,540 shares at a price of $0.50 per share until December 7, 2007 and 3,325,698 shares at a price of $1.20 per share until October 11, 2008. The warrants are subject to potential forced conversion provisions described in the notes to our annual financial statements dated October 31, 2006.

As at the date hereof, we had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
359,684	$1.00	December 30, 2007
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,837,616	$1.10	October 20, 2011
200,000	$0.77	April 27, 2012
3,182,300	$0.96	[weighted average]

Vancouver, British Columbia	September 25, 2007

Madison Minerals Inc.
Nine months ended July 31, 2007
Management Discussion and Analysis

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, with limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President and Chief Executive Officer of Madison Minerals Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Madison Minerals Inc. (the “issuer”) for the interim period ending July 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: September 28, 2007

“Chet Idziszek”_____
Chet Idziszek
President

Form 52-109F2 – Certification of Interim Filings

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Madison Minerals Inc. (the “issuer”) for the interim period ended July 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: September 28, 2007

“Ian Brown”_______
Ian Brown
Chief Financial Officer